Megan L. Mehalko 200 Public Square, Suite 2300 Cleveland, Ohio 44114-2378 Direct Dial: (216) 363-4487 Fax: (216) 363-4588 mmehalko@beneschlaw.com

October 25, 2013

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash, Branch Chief

Re:	Myers Industries, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 4, 2013

Form 10-K/A for the year ended December 31, 2012

Filed April 1, 2013

Definitive Proxy Statement

Filed April 5, 2013

File No. 1-08524

Dear Mr. Cash:

Myers Industries, Inc. (“the Company”) submits in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to Form 10-K of the Company reflecting changes from Amendment No. 1 to Form 10-K, for the year ended December 31, 2012, as initially filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2013. Set forth below is the Company’s response to the comments with respect to the Form 10-K and Definitive Proxy Statement contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Commission, dated October 16, 2013, (the “Comment Letter”). Amendment No. 2 includes a new, corrected officer certification to respond to the Staff’s comment in such letter.

For your convenience, we have repeated the comment of the Staff in bold face type as set forth in the Comment Letter, and provided below the comment is the Company’s response.

Form 10-K/A for the period ended December 31, 2012

Exhibits 31.(A) and 31.(B)

1.	We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies your previously filed Form 10-K, rather than your Form 10-K/A.

Securities and Exchange Commission

October 25, 2013

Please file another Form 10-K/A which includes the amended information and a new, corrected certification. Please also note that a full certification may not be required in this amendment. You may refer to Question 161.01 of Exchange Act Rules C&DI – updated February 2012.

Response: In response to the Staff’s comment, new corrected certifications have been filed with Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2012.

Definitive Proxy Statement filed April 5, 2013

Executive Compensation and Related Information, page 15

Annual Bonuses, page 20

2.	We note disclosure that annual bonuses are based in part, upon the results of EBITDA, as adjusted for special income and expenses approved by the Compensation Committee. In future filings, please disclose the adjustments to EBITDA that were approved by the Compensation Committee and were used for the calculation of the actual amount of annual bonuses awarded to your named executive officers. Please refer to Item 402(b)(2)(v) of Regulation S-K and Instruction 5 to Item 402(b).

Response: The Company duly notes the comment and will include the requested disclosure in future proxy statements.

Long-Term Incentives, page 21

3.	We note that in 2012, for Messrs. Orr and Knowles, 35% of their target long-term incentives were in the form of long-term cash incentives. We also note disclosure of the minimum, maximum and target three year average ROIC performance objectives, the actual results and the actual amount of long-term cash incentives awarded to Messrs. Orr and Knowles. In future filings, please discuss how you calculate the amount of long-term cash incentives actually awarded to each of your named executive officers based on the level of achievement of the relevant corporate performance objective. Consider utilizing an illustrative example to support a reader’s understanding of how you derived the actual payout.

Response: The Company duly notes the comment and will include the requested disclosure in future proxy statements.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

October 25, 2013

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (216) 363-4487 or the Company’s Chief Financial Officer, Greggory Branning, at (330) 761-6303.

Sincerely,

/s/ Megan L. Mehalko

Megan L. Mehalko

cc:	Greggory W. Branning, Myers Industries, Inc.